For immediate release

Litigation Update

Toronto – March 19, 2004 – The following is an update of the recent developments with regard to the legal proceedings between Archangel Diamond Corporation ("the Company") and Arkhangelskgeoldobycha ("AGD")

Stockholm proceedings: AGD files appeal

AGD has filed an appeal with the Stockholm Court of Appeal dated March 10, 2004 against the judgment of the Stockholm District Court issued on February 20, 2004. In its judgment, the District Court set aside the 2001 decision of the Stockholm Arbitration Tribunal declining jurisdiction to hear the dispute between the Company and AGD arising under the 1993 Diamond Venture Agreement. It is expected that the appeal may take approximately 12-18 months to be determined.

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For further information contact:

Marina Mayorova
Archangel Diamond Corporation
Moscow
Tel: ++ 11 7 095 232 5570
general@archangeldiamond.com

Archangel Diamond Corporation
Toronto
Tel: ++ 416 423 1600